

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Swasti Bhowmick
Chief Financial Officer
Rediff.com India Limited
Mahalaxmi Engineering Estate
1st Floor, L.J. First Cross Road
Mahim (West)
Mumbai – 400016, India

> **Re: Rediff.com India Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed August 15, 2014**
> **File No. 000-30735**

Dear Mr. Bhowmick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2014

Our Infrastructure

Advertising, page 33

1.   We note your advertising business from digital agencies accounted for approximately 60% of your advertisement revenue during fiscal year ended March 31, 2014. To help us better understand how advertisement revenue is generated from digital agencies, please describe for us in further detail the nature and purpose of such digital agencies and how they generate advertising business and revenue for you. As part of your response, please include the underlying process(es) and parties involved, contractual terms, and business practices to the extent material for our understanding.

2.   Additionally, please tell us if you manage advertising for third-party sites as part of your business offering. If so, please describe for us the terms of such arrangements, including how you recognize revenue (i.e. gross versus net) and the basis for your treatment.

Management's Discussion and Analysis

Current Trends and Business Outlook, page 44

3.   Please expand your discussion of the known trends and uncertainties that have had or are reasonably likely to have a material impact on your financial condition, operating performance, revenues, or income. For example, please discuss the factors to which you attribute the decline in advertising revenues in your India Online segment and whether you anticipate that this trend will continue, abate, or reverse. Please also discuss the relative mix between advertising and fee-based services in this segment. To the extent there are material differences in the cost of revenues generated from advertising compared to fee-based services, please discuss accordingly. Additionally, please clarify whether you expect that increases in cost of revenues to grow your business that you reference in the third paragraph on page 47 may represent a short-term, medium-term, or long-term trend. Please similarly discuss the factors to which you attribute the decline in advertising revenues in your U.S. Publishing segment and whether you anticipate that this trend will continue, abate, or reverse.

Operating Results

Fiscal Year Ended March 31, 2014 compared to Fiscal Year Ended March 31, 2013, page 46

4.   Please expand your discussion and analysis of the reasons for year-over-year changes in revenues, costs of revenues, and operating expenses for each of the India Online and U.S. Publishing segments.   Please also briefly explain why foreign currency translation does not appear to materially affect cost of revenues and operating expenses in the India Online segment.

Notes to the financial statements

2. Significant accounting policies

(e) Revenue recognition, page F-9

5.   We note your disclosure that advertisement and sponsorship income is derived from customers who advertise on your website or from targeted advertisement, including direct links from your website, targeted emails to Rediffmail subscribers and advertising slots to regional advertisers. In this regard, please explain to us in greater detail the nature of advertising slots to regional advertisers and how the related revenue is generated. Additionally, please describe for us under each type of on-line advertising

arrangement whether the agreed upon deliverable(s) to customers represent actual advertising space or a service.

6.   On a related matter, please tell us and revise your policy footnote to include how you account for your on-line advertising revenue arrangements in accordance with ASC 605-45. As part of your response, please provide us with your analysis of the factors included within ASC 605-45-45 in determining the appropriate accounting treatment.

7.   We note from your revenue recognition footnote that advertising revenue is generally recognized on a ratable basis over the period in which the advertisement is displayed. Please tell us why you believe recognizing revenue on a ratable basis is appropriate rather than by impression or number of clicks, and provide us with the basis for your conclusion. As part of your response tell us the average period over which your arrangements are recognized and whether they lap over fiscal periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tetyana (Tonya) Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief